SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Advanced Analogic Technologies Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

00752J

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Brian McDonald

Chief Financial Officer

Advanced Analogic Technologies Incorporated

830 East Arques Avenue

Sunnyvale, California 94085

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark Reinstra, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,224,443	$453

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,413,600 shares of common stock of Advanced Analogic Technologies Incorporated having an aggregate value of $4,224,443 as of December 14, 2006 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Advanced Analogic Technologies Incorporated, a Delaware corporation (“AnalogicTech” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,413,600 shares of the Company’s common stock, whether vested or unvested, that have been granted between August 4, 2005 and September 1, 2006 under its 2005 Equity Incentive Plan (the “Eligible Options”) and that are held by eligible optionholders. These Eligible Options may be exchanged for new options that will be granted under the Company’s 2005 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated December 15, 2006 (the “Offer to Exchange”), (ii) the related letter from Richard K. Williams, dated December 15, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible optionholder” refers to all persons who are non-Section 16 reporting employees or consultants hired on or before 5:00 p.m., Pacific Time, on September 1, 2006, and who remain service providers through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

AnalogicTech is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 830 East Arques Avenue, Sunnyvale, California and the telephone number at that address is (408) 737-4600. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning AnalogicTech” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the new options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of common stock underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of common stock underlying the options,” “Status of options tendered in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers” is incorporated by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options tendered in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the captions “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial statements” and “The Offer—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer— Interests of directors and officers; transactions and arrangements” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(a)	Offer to Exchange Stock Options Granted Between August 4, 2005 and September 1, 2006 for New Options.

(b)	Text of e-mail from Richard K. Williams dated December 15, 2006.

(c)	Election Form.

(d)	Withdrawal Form.

(e)	Confirmation of Receipt of Election Form.

(f)	Confirmation of Receipt of Withdrawal Form.

(g)	Text of e-mail reminders.

(b)	Not applicable.

(d)(1)	Advanced Analogic Technologies Incorporated 2005 Equity Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1 (Registration No. 333-123798), declared effective by the Securities and Exchange Commission on August 3, 2005.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

/s/ Brian R. McDonald
Brian R. McDonald Chief Financial Officer, Vice President of Worldwide Finance and Secretary

Date: December 15, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Stock Options Granted Between August 4, 2005 and September 1, 2006 for New Options.

(a)(1)(b)	Text of e-mail from Richard K. Williams dated December 15, 2006.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Confirmation of Receipt of Election Form.

(a)(1)(f)	Confirmation of Receipt of Withdrawal Form.

(a)(1)(g)	Text of e-mail reminders.

(d)(1)	Advanced Analogic Technologies Incorporated 2005 Equity Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1 (Registration No. 333-123798), declared effective by the Securities and Exchange Commission on August 3, 2005.